June 12, 2014

Alliant Techsystems Inc.
Schedule TO-I filed on June 2, 2014
File No. 005-41239

Dear Ms. Duru:

On behalf of Alliant Techsystems Inc. (the “Company”), we are writing to respond to the comments set forth in the letter of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated June 10, 2014, providing comments to the Schedule TO filed by the Company with the Commission on June 2, 2014 (the “Schedule TO”) in connection with the Company’s offer (the “Offer”) to purchase for cash any and all of its outstanding 3.00% Convertible Senior Subordinated Notes due 2024 (the “Notes”).

For the convenience of the Staff, each of the Staff’s comments is reproduced below in its entirety in italics and is followed by the corresponding response of the Company. Capitalized terms used and not defined herein have the meanings ascribed to them in the Offer to Purchase filed as Exhibit 99(a)(1)(i) to the Schedule TO.

Pricing Formula

1. You intend to use a pricing formula to determine the final purchase price for the Notes as of the second trading day prior to the expiration of the offer. Please supplementally advise us how the formula you have described corresponds with prior no-action relief or other interpretive positions that may exist with respect to an issuer’s ability to comply with Item 1004(a)(1)(ii) of Regulation M-A. In this regard, it is not clear the extent to which the Notes trade at prices that are directly related to the trading price of Alliant Techsystems Inc.’s common stock. Please advise us of the basis upon which the issuer concluded that this offer complies with Rule 13e-4(f)(1)(ii) and Rule 14e-1(b). In addition, please confirm, if true, that Alliant TechSystems Inc. would not consider adjusting the pricing formula or minimum or maximum price points after the purchase price is fixed.

Response:

The Company believes that the pricing formula used to determine the final purchase price in the Offer corresponds in all meaningful respects with the Staff’s prior no-action relief, including in its no-action letters to Textron, Inc. (October 7, 2011) and TXU Corporation (September 13, 2004).1

In particular:

•	the Offer to Purchase discloses the pricing formula for determining the final purchase price per Note;

•	the Offer to Purchase includes a table showing illustrative calculations of the final purchase price per Note;

•	the Offer to Purchase discloses fixed minimum and maximum purchase prices that will be paid for each Note;

•
the pricing formula and the minimum and maximum purchase prices will remain fixed throughout the duration of the Offer,2 and the Company confirms that if there is a change in the pricing formula or the minimum or maximum purchase price, the Offer will remain open for at least 10 business days;

•	the final purchase price will be set two trading days prior to the scheduled expiration of the Offer;

•	the common stock used as the reference security in the pricing formula is the Company’s common stock, which is listed on the New York Stock Exchange;

1 The Staff has long permitted formula pricing in the context of exchange offers and has extended this rationale to the context of tender offers for convertible notes. See, e.g., TXU Corporation (September 13, 2004); McDonald’s Corporation (September 27, 2006); Weyerhaeuser Company (February 23, 2007); Halliburton Company (March 23, 2007); Kraft Foods Inc. (July 1, 2008); The Procter & Gamble Company (October 8, 2008); Citizens Republic Bancorp, Inc. (August 21, 2009); Thermo Fisher Scientific Inc. (November 13, 2009); Bristol-Myers Squibb Company (November 16, 2009); and Textron, Inc. (October 7, 2011).

2 The consideration payable for each $1,000 of Notes validly tendered and not validly withdrawn is equal to the sum of:

•	the Average VWAP multiplied by 13.1023 (which is a fixed formula);

•
interest that would accrue on the Notes from and including the settlement date to but excluding August 20, 2014 (which, when taken together with the accrued and unpaid interest to but excluding the settlement date that holders will receive, is a fixed amount); and

•	a cash amount of $2.50 (which is a fixed amount).

•
the Company believes that the value of the Notes is directly correlated to the trading price of its common stock based on its observation of the pricing data available, and this correlation indicates that an increase (or decrease) in the trading price of the Company’s common stock results in an almost dollar-for-dollar increase (or decrease) in the value of the Notes;3

•
the Company has published, and will continue to publish throughout the averaging period, daily indicative final purchase prices per Note4 on a webpage maintained for the Offer, and has provided a toll-free number that holders of the Notes can use to obtain pricing-related information;

•
the Company will publish the final purchase price4 on the webpage and in a press release no later than 4:30 p.m. New York City time, two days prior to the scheduled expiration of the Offer, and will disclose the final purchase price on an amended Schedule TO;

•
the Offer to Purchase includes disclosure informing beneficial holders of the Notes that they must make arrangements with their brokers or similar institutions for such brokers or similar institutions to fax voluntary offering instructions or a notice of withdrawal (as applicable) to the Depositary on such beneficial holders’ behalf prior to midnight, New York City time, on the expiration date of the Offer; and

•	the Offer to Purchase discloses that the Company is seeking to buy any and all of the Notes.

Incorporation of Documents by Reference

2. We note your incorporation by reference of financial information included in Part II, Item 8 of the company’s Annual Report on Form 10-K. Please provide complete summarized financial information as specified in the document disseminated to noteholders (i.e. the Offer to Purchase). Refer to telephone interpretation H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov/interps/telephone/phonesupplement3.htm

We acknowledge the Staff’s comment and have supplemented the Offer to Purchase to include summarized financial information.

3. We note your attempt to incorporate by reference future filings. Please confirm your understanding that Schedule TO does not allow you to forward incorporate disclosure from subsequently filed documents. We refer you to General Instruction F of Schedule TO and your obligation under Exchange Act Rules 13e-4(d)(2) and 13e-4(e)(3) to amend the Schedule to reflect a material change in the information previously disclosed.

3 The trading price of the Company’s common stock on the NYSE is currently significantly in excess of the conversion price of the Notes (i.e., the Notes are significantly “in the money”).

  4 The published purchase price lists each component separately: the Average VWAP component; the amount of interest that would accrue on the Notes from and including the settlement date to but excluding August 20, 2014; and the fixed cash amount of $2.50.

We acknowledge the Staff’s comment and confirm that the Company will amend the Schedule TO to reflect any material change in the information previously disclosed.

Summary Terms of the Offer

4. Include a brief statement as to the accounting treatment of the tender offer, or explain why such disclosure is not material in the context of this transaction. See Item 1004(a)(1)(xi) of Regulation M-A.

We acknowledge the Staff’s comment and have amended the Schedule TO to include a brief statement as to the accounting treatment of the Offer.

Conditions of the Offer

5. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, clarify the condition (i) under the second bullet point on page 22 relating to a “material impairment in the trading market for debt or convertible debt securities, (ii) any…threatened legal impediment to the Offer or the Orbital Transaction or any other circumstances that would, in our reasonable judgment, materially adversely affect the transactions…or the contemplated benefits…,” and (iii) “an event or …the likely occurrence of an event that would or might reasonably be expected to prohibit, restrict or delay the consummation of the Offer or the Orbital Transaction…”

We acknowledge the Staff’s comment and have supplemented the Offer to Purchase to clarify the conditions referred to above.

6. Please refer to last paragraph of this section, where you state, “If we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of such right,” and each such right will be deemed an ongoing right that you may assert at any time or various times. This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding.

We acknowledge the Staff’s comment and confirm our understanding that a waiver of any conditions to the Offer must be disclosed to holders of the Notes.

For your convenience, we have enclosed a copy of the Schedule TO as amended.

As requested by the Staff in the closing comments of its letter, attached hereto as Annex A is a written acknowledgement from Alliant Techsystems Inc.

If you have any questions regarding the contents of this letter, please do not hesitate to contact me at the above number.

Sincerely,
/s/ Craig F. Arcella
Craig F. Arcella

Mellissa Campbell Duru, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Copy to:

Scott Chaplin, Esq.
Alliant Techsystems Inc.
1300 Wilson Boulevard, Suite 400
Arlington, VA 22209

VIA EDGAR, FACSIMILE AND FEDERAL EXPRESS

ANNEX A

Each of the undersigned hereby acknowledges that in connection with the Schedule TO-I filed June 2, 2014 (File No. 005-41239):

•	Each of the undersigned is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”);

•	Comments of the Staff of the Commission or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

ALLIANT TECHSYSTEMS INC.

By:	/s/ Scott D. Chaplin
	Name:	Scott D. Chaplin
	Title:	Senior Vice President, General Counsel and Secretary